Exhibit 99.1

Issued on behalf of Reed Elsevier PLC and Reed Elsevier NV

28 February 2013

REED ELSEVIER 2012 RESULTS

Reed Elsevier, the global professional information company, reports growth in revenue, operating profit and earnings in the twelve months to 31 December 2012.

Financial highlights

•	Underlying revenue growth +4% (+3% excluding biennial exhibition cycling) to £6,116m/€7,523m

•	Underlying adjusted operating profit growth +6% to £1,713m/€2,107m

•	Adjusted EPS +7% to 50.1p for Reed Elsevier PLC; +14% to €0.95 for Reed Elsevier NV

•	Reported EPS +42% to 46.0p for Reed Elsevier PLC; +53% to €0.90 for Reed Elsevier NV

•	Full year dividend +7% to 23.0p for Reed Elsevier PLC; +7% to €0.467 for Reed Elsevier NV

•	Return on invested capital up by 0.7 percentage points to 11.9%

•	Net debt £0.3bn lower at £3.1bn; 2.2x EBITDA pensions and lease adjusted (1.7x unadjusted)

Operational highlights

•	Revenue growth driven by volume growth, new products, and expansion in high growth markets

•	Profitability gains driven by process innovation and portfolio development

•	All five business areas contributed to underlying revenue and profit growth

•	Continued improvement in revenue mix by format, geography, and type

•	Accelerated portfolio reshaping; gross proceeds from disposal of non-core businesses £242m

•	£250m of share buybacks completed in 2012

•	£100m of share buybacks completed in 2013 YTD; further £300m to be deployed in remainder of 2013

Commenting on the results, Anthony Habgood, Chairman, said:

“Reed Elsevier executed well on its strategic and financial priorities in 2012. Positive revenue momentum and focus on operating efficiency combined to lift underlying operating profit growth and earnings. We have continued to strengthen our balance sheet while maintaining organic investment, and sharpening the focus of our business. We are recommending a 7% increase in the full year dividends for both Reed Elsevier PLC and Reed Elsevier NV, reflecting our confidence in the long term outlook for Reed Elsevier.”

Chief Executive Officer, Erik Engstrom, commented:

“In 2012 we made good progress on our strategy to systematically transform our business into a professional information solutions provider that combines content & data with analytics & technology in global platforms. We continued to do this primarily through organic development, with acquisitions limited to small content and data assets across markets and assets in high growth geographies. We also accelerated the evolution of our portfolio by disposing of businesses that no longer fit our strategy, using the proceeds to buy back shares. As a result of these actions we are continuing to improve the quality of our earnings, to deliver more predictable revenues, a higher growth profile, and improving returns.

By the end of 2012 approximately 80% of our revenues were in our targeted formats of electronic and face to face, which generated average underlying revenue growth rates of +5-7%. Although the outlook for the macro environment, and its impact on our customer markets, is mixed, we have entered 2013 with positive momentum, and expect another year of underlying revenue, profit, and earnings growth.”

Reed Elsevier 2012 Results     2

REED ELSEVIER FINANCIAL AND OPERATIONAL HIGHLIGHTS

Results for the year to 31 December 2012 reflect the good progress that has been made against Reed Elsevier’s strategic and financial priorities.

Revenue of £6,116m/€7,523m; underlying growth +4% (+3% excluding biennial exhibition cycling): All five business areas contributed to underlying growth, with particular strength in online data services in Risk Solutions and Business Information, in electronic revenue streams across all markets, and in Exhibitions. At the end of 2012 electronic and face to face revenue streams accounted for approximately 80% of all Reed Elsevier revenues and generated average underlying revenue growth rates of +5-7% across market segments.

Adjusted operating profit £1,713m/€2,107m; underlying growth +6%: The improvement in adjusted operating profitability was driven by a combination of process innovation and portfolio development across all business areas. Reported operating profit, after amortisation of acquired intangible assets, increased by 13% to £1,358m/€1,670m.

Return on invested capital 11.9%, up by 0.7%pts on 2011: The ROIC increase was primarily driven by an increase in adjusted operating profit coupled with a slight reduction in invested capital.

Interest and tax: Net finance costs were lower at £216m/€266m, including the benefit of term debt refinancing. The adjusted tax charge was £354m/€435m, reflecting higher profits and a slight increase in the adjusted tax rate on profits from 23.3% in 2011 to 23.6% in 2012.

Adjusted EPS up +7% to 50.1p for Reed Elsevier PLC, up +14% to €0.95 for Reed Elsevier NV; constant currency growth +8%: Reported EPS growth was +42% to 46.0p for Reed Elsevier PLC, +53% to €0.90 for Reed Elsevier NV.

Full year dividend up +7% to 23.0p for Reed Elsevier PLC; up +7% to €0.467 for Reed Elsevier NV: The proposed final dividend for Reed Elsevier PLC is up +7% to 17.0p, following a +6% increase in the interim dividend. The proposed final dividend for Reed Elsevier NV is up +3% to €0.337, following a +18% increase in the interim dividend. The difference in the interim and final dividend growth rates reflects exchange rate movements between the declaration dates. The Reed Elsevier PLC and Reed Elsevier NV full year dividends are covered 2.2x and 2.0x by adjusted EPS respectively.

Net debt/EBITDA 2.2x on a pensions and lease adjusted basis; 94% cash conversion: Net debt was £3.1bn/€3.8bn on 31 December 2012, down from £3.4bn/€4.1bn last year. Net debt/EBITDA was down from 2.3x last year, and on an unadjusted basis, net debt/EBITDA was 1.7x for the year ended 31 December 2012, down from 1.8x last year. The rate of adjusted operating cash flow conversion was 94%, up from 93% in 2011, with capital expenditure at 5.5% of revenues.

Strategic progress: In 2012 we made good progress on our strategy to transform our business into a professional information solutions provider that delivers improved outcomes to professional customers across industries. We continued to do this by combining content & data with analytics & technology in global platforms, leveraging our institutional skills, assets and resources across Reed Elsevier, both to build solutions for our customers and to pursue cost efficiencies.

Focus on organic development: In 2012 we continued to pursue our strategy primarily through organic development, investing in digital platforms such as New Lexis, and new launches of products and events. Acquisitions were limited to small content and data assets across all markets, such as EDIWatch in Risk Solutions and Atira in Elsevier, and assets in high growth geographies, such as Alcantara Machado, the leading exhibitions organiser in Brazil.

Reed Elsevier 2012 Results     3

Disposals and share buybacks: In 2012 we disposed of a number of businesses that no longer fit our strategy and used the gross proceeds of £242m to buy back shares in order to mitigate some of the EPS dilution associated with those disposals. In 2012 we deployed a total of £250m on share buybacks. Since the beginning of 2013 we have deployed an additional £100m, and based on our strong financial position and planned disposals we intend to complete a further £300m of share buybacks in the remainder of 2013, to mitigate EPS dilution associated with ongoing disposals.

2013 OUTLOOK

In 2013 we will remain focused on the systematic transformation of our business and on improving the quality of our earnings. While the outlook for the macro environment, and its impact on our customer markets, is mixed, and 2013 will be a cycling out year for our exhibitions business, we have entered the year with positive momentum, and expect 2013 to be another year of underlying revenue, profit, and earnings growth.

REED ELSEVIER FINANCIAL SUMMARY

		£			€
	Year ended 31 December			Year ended 31 December			Change at	Underlying
	2012 £m	2011 £m	Change	2012 €m	2011 €m	Change	constant currencies	growth rates
Revenue	6,116	6,002	+2%	7,523	6,902	+9%	+3%	+4	%*

Adjusted operating profit	1,713	1,626	+5%	2,107	1,870	+13%	+6%	+6%

Adjusted operating margin	28.0%	27.1%		28.0%	27.1%

Net interest expense	(216)	(235)		(266)	(270)

Adjusted profit before tax	1,497	1,391	+8%	1,841	1,600	+15%	+8%

Tax	(354)	(324)		(435)	(373)
Minority interests	(5)	(7)		(6)	(8)

Adjusted net profit	1,138	1,060	+7%	1,400	1,219	+15%	+8%

Reported net profit	1,069	760	+41%	1,315	874	+50%	+40%

Net borrowings	3,127	3,433		3,846	4,119

ROIC	11.9%	11.2%		11.9%	11.2%

*	+3% excluding biennial exhibition cycling

PARENT COMPANIES

	Reed Elsevier PLC			Reed Elsevier NV
	Year ended 31 December			Year ended 31 December			Change at
	2012 pence	2011 pence	Change	2012 €	2011 €	Change	constant currencies
Adjusted earnings per share	50.1p	46.7p	+7%	€0.95	€0.83	+14%	+8%
Reported earnings per share	46.0p	32.4p	+42%	€0.90	€0.59	+53%
Ordinary dividend per share	23.00p	21.55p	+7%	€0.467	€0.436	+7%

Adjusted and underlying figures are additional performance measures used by management. Reconciliations between the reported and adjusted figures are set out in note 4 to the combined financial information on page 28. The reported operating profit figures are set out in note 2 on page 24. Unless otherwise indicated, all percentage movements in the following commentary refer to performance at constant exchange rates. Underlying growth rates are calculated at constant currencies, and exclude the results of all acquisitions and disposals made in both the year and prior year and assets held for sale. Constant currency growth rates are based on 2011 full year average and hedge exchange rates.

ENQUIRIES:	Colin Tennant (Investors)	Paul Abrahams (Media)
	+44 (0)20 7166 5751	+44 (0)20 7166 5724

FORWARD-LOOKING STATEMENTS

This Results Announcement contains forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. These statements are subject to a number of risks and uncertainties that could cause actual results or outcomes to differ materially from those currently being anticipated. The terms “estimate”, “project”, “plan”, “intend”, “expect”, “should be”, “will be”, “believe” and similar expressions identify forward-looking statements. Factors which may cause future outcomes to differ from those foreseen in forward-looking statements include, but are not limited to, competitive factors in the industries in which Reed Elsevier operates; demand for Reed Elsevier’s products and services; exchange rate fluctuations; general economic and business conditions; legislative, fiscal, tax and regulatory developments and political risks; the availability of third party content and data; breaches of our data security systems and interruptions in our information technology systems; changes in law and legal interpretations affecting Reed Elsevier’s intellectual property rights and other risks referenced from time to time in the filings of Reed Elsevier with the US Securities and Exchange Commission.

Reed Elsevier 2012 Results     4

BUSINESS AREA ANALYSIS

	£			€
	Year ended 31 December			Year ended 31 December			Change at	Underlying
	2012 £m	2011 £m	Change	2012 €m	2011 €m	Change	constant currencies	growth rates
Revenue
Scientific, Technical & Medical	2,063	2,058	0%	2,538	2,367	+7%	+1%	+2%
Risk Solutions	926	908	+2%	1,139	1,044	+9%	+1%	+6%
Business Information	663	695	-5%	815	799	+2%	-3%	+2%
Legal	1,610	1,634	-1%	1,980	1,879	+5%	-1%	+1%
Exhibitions	854	707	+21%	1,051	813	+29%	+25%	+15%*

	6,116	6,002	+2%	7,523	6,902	+9%	+3%	+4%**

Adjusted operating profit
Scientific, Technical & Medical	780	768	+2%	960	883	+9%	+1%	+4%
Risk Solutions	392	362	+8%	482	416	+16%	+7%	+6%
Business Information	119	110	+8%	146	127	+15%	+10%	+10%
Legal	234	229	+2%	288	263	+10%	+4%	+4%
Exhibitions	210	167	+26%	258	192	+34%	+30%	+20%
Unallocated items	(22)	(10)		(27)	(11)

	1,713	1,626	+5%	2,107	1,870	+13%	+6%	+6%

*	+7% excluding biennial exhibition cycling
**	+3% excluding biennial exhibition cycling

Reed Elsevier 2012 Results     5

Operating and financial review

OPERATING REVIEW

Scientific, Technical & Medical

	£ Year ended 31 December				€ Year ended 31 December				Change at	Underlying
	2012 £m	2011 £m	Change		2012 €m	2011 €m	Change		constant currencies	growth rates
Revenue	2,063	2,058	0%		2,538	2,367	+7%		+1%	+2%

Adjusted operating profit	780	768	+2%		960	883	+9%		+1%	+4%
Adjusted operating margin	37.8%	37.3%	+0.5	%pts	37.8%	37.3%	+0.5	%pts

Elsevier achieved good revenue growth in primary research and databases & tools across scientific & medical segments, with particular strength in emerging markets. Research article submissions and usage grew double digits. Electronic revenues, which now account for approximately 70% of total revenues, grew strongly across all segments. Print book and pharma promotion revenues continued to decline.

Underlying revenues grew +2% and underlying adjusted operating profits grew +4%.

Good underlying revenue growth in primary research solutions across the scientific and medical segments was driven by double digit growth in both submissions and article downloads, with particularly strong growth in faster growing economies outside Europe and the US. The number of article submissions to our journals exceeded 1 million for the first time in 2012, with over 11 million users downloading nearly 700 million articles during the year. Elsevier’s overall relative impact factor and citation share continued to grow in the year as we focused on providing our customers with high quality content embedded in sophisticated online tools.

In addition to good growth in traditional “subscriber pays” article volumes, “author pays”, or “author’s funder pays” article volumes increased during the year, albeit from a small base. A sponsored article option is currently available in 1,500 of our journals and 30 stand-alone journals operate under this payment model.

Good growth in databases & tools revenue was driven by strong new sales and usage growth.

Sales of print books to individuals continued to decline in 2012 reflecting format migration and subdued reference and education markets. Print pharma promotion revenues also continued to decline reflecting industry trends.

In August 2012 the management structure of Elsevier was reorganised, combining science & technology and health sciences. Had these revenue streams still been managed separately, their pro forma underlying revenue growth would have been +5% and flat respectively.

In 2012 adjusted operating profit margin continued to improve, driven by continued process efficiencies and currency hedging benefits.

2013 Outlook: The customer environment is broadly unchanged on last year, with variations by geography and customer segment. We expect volume growth in research and strong demand for electronic products and solutions to continue across scientific and medical markets, with continued declines in print book and pharma promotion revenues. Overall we expect another year of modest underlying revenue growth in 2013.

Reed Elsevier 2012 Results     6

Operating and financial review

Risk Solutions

	£ Year ended 31 December				€ Year ended 31 December				Change at	Underlying
	2012 £m	2011 £m	Change		2012 €m	2011 €m	Change		constant currencies	growth rates
Revenue	926	908	+2%		1,139	1,044	+9%		+1%	+6%

Adjusted operating profit	392	362	+8%		482	416	+16%		+7%	+6%
Adjusted operating margin	42.3%	39.9%	+2.4	%pts	42.3%	39.9%	+2.4	%pts

Underlying revenue growth accelerated slightly in 2012 as we extended our data & analytics solutions across risk markets, driving strong growth in both Insurance and Business Services, and a return to growth in the Government segment. The improvement in adjusted operating profit margin largely reflects the impact of disposals, with underlying cost growth broadly matching revenue growth, reflecting ongoing spend on new product development.

Underlying revenues and adjusted operating profits both grew +6%.

The Insurance business grew underlying revenues by +7%, with solid growth reflecting the extension of products and services across the insurance carrier workflow, and expansion in new market segments. The international launches progressed well in 2012, albeit on a scale that was not material to Risk Solutions overall.

Business Services revenue growth accelerated to +7%. In financial services, the anti-money laundering, fraud detection and credit decisioning solutions all performed well, and revenues were positively impacted by some temporary effects of increased mortgage refinancing activities. Our receivables management business remained soft.

The Government business returned to growth in 2012 reflecting good demand for new fraud detection products in the state & local segment, with continuing moderate declines in the federal segment.

All Risk Solutions market segments now leverage HPCC, our proprietary “big data” technology, to combine proprietary, public, and third party information with advanced analytics to help customers in evaluating, predicting, and managing risk and improving efficiency. The business is already virtually 100% electronic.

In January 2013 we announced the disposal of the Screening business, which has been excluded from underlying revenue growth figures. If Screening had been included in the underlying results, the underlying revenue growth rate for Risk Solutions as a whole would still have been 6%.

Underlying cost growth was broadly in line with revenue growth in 2012, reflecting spend on new products and content sets. The adjusted operating profit margin increased by 2.4 percentage points, largely reflecting the impact of portfolio changes in 2011.

2013 Outlook: Risk Solutions operates in markets with strong long term underlying growth drivers, and we will continue to invest in new products that leverage our leading content and expertise in “big data” analytics and extend our services across customer workflows. We expect continued good growth in the Insurance and Business Services market segments, and mixed Government markets.

Reed Elsevier 2012 Results     7

Operating and financial review

Business Information

	£ Year ended 31 December				€ Year ended 31 December				Change at	Underlying
	2012 £m	2011 £m	Change		2012 €m	2011 €m	Change		constant currencies	growth rates
Revenue	663	695	-5%		815	799	+2%		-3%	+2%

Adjusted operating profit	119	110	+8%		146	127	+15%		+10%	+10%
Adjusted operating margin	18.0%	15.8%	+2.2	%pts	18.0%	15.8%	+2.2	%pts

Improved underlying revenue growth in 2012 reflects strong growth from most of our Major Data Services businesses, modest growth in Marketing Solutions and Leading Brands, and a moderation in the rate of decline in Other Business Magazines & Services. In 2012 we continued the transformation of the business, exiting businesses that no longer fit our strategy. We have remained focused on process efficiencies, which, together with portfolio development benefits, drove a 2.2 percentage point margin improvement.

Underlying revenues grew +2%, and underlying adjusted operating profits grew +10%.

Double digit growth at BankersAccuity and ICIS helped to drive growth in Major Data Services, only held back by continued weakness in US construction data. Major Data Services now accounts for approximately 45% of continuing portfolio pro forma revenues and the majority of Reed Business Information operating profit.

Marketing Solutions delivered modest growth in 2012 and, following the disposal of Totaljobs and Hotfrog, accounts for only a small proportion of continuing portfolio revenues.

Leading Brands also delivered modest underlying revenue growth as solid performances in the UK agriculture and property sectors were offset by advertising declines elsewhere.

Other Business Magazines & Services saw moderating underlying revenue declines and continued portfolio reshaping.

We have continued to exit businesses that no longer fit our strategy, including Totaljobs, Marketcast, Variety, RBI Australia, RBI Spain, and a number of small businesses in other markets.

In 2012 we continued to focus on process innovation which, together with the benefits of portfolio development, helped to increase the adjusted operating profit margin by 2.2 percentage points to an historic high of 18.0%.

These actions have contributed to the transformation of Reed Business Information’s profile, with user and subscription services now accounting for nearly 70% of revenues, and electronic revenue streams now accounting for over half of the total.

In December 2012 we reorganised our management structure to bring LexisNexis Risk Solutions and Reed Business Information together more closely in order to continue to build out Risk Solutions’ rapidly growing business globally. We plan to leverage Risk Solutions’ strength in data, analytics and technology in combination with Reed Business Information’s broader geographic footprint and industry specific databases.

2013 Outlook: Demand for data & analytics in our market segments continues to grow, although print and advertising revenues remain weak. In 2013 we expect continued good growth in Major Data Services, stable Leading Brands, and further benefits from portfolio reshaping.

Reed Elsevier 2012 Results     8

Operating and financial review

Legal

	£ Year ended 31 December				€ Year ended 31 December				Change at	Underlying
	2012 £m	2011 £m	Change		2012 €m	2011 €m	Change		constant currencies	growth rates
Revenue	1,610	1,634	-1%		1,980	1,879	+5%		-1%	+1%

Adjusted operating profit	234	229	+2%		288	263	+10%		+4%	+4%
Adjusted operating margin	14.5%	14.0%	+0.5	%pts	14.5%	14.0%	+0.5	%pts

Underlying revenue growth was positive despite subdued legal markets in the US and Europe. Growth was driven by electronic revenues, which account for over 75% of total revenues. In 2012 we continued to release new products and platforms which have been well received. The adjusted operating profit margin improved in 2012 reflecting process efficiency.

Underlying revenues grew +1%, and underlying adjusted operating profits grew +4%.

In the US, usage and sales of online research and litigation solutions to law firms grew despite challenging market conditions. Underlying revenues from government and corporate customers also grew modestly. Print revenues continued to decline, and News & Business revenue declines moderated.

LexisNexis introduced new releases of Lexis Advance during 2012, combining our deep domain expertise and content with Reed Elsevier’s “big data” HPCC technology to allow researchers within legal and professional organisations to find highly relevant information more easily and efficiently. The new applications have been well received, with US customer penetration of 45% by 2012 year end.

In Europe market conditions remain subdued, with robust growth in online revenue largely offset by declining print revenues.

The 2012 adjusted operating profit margin improved slightly, with process efficiencies more than offsetting continued spend on new product development.

2013 Outlook: We will continue to roll out new products and platforms in 2013 and will maintain our focus on process efficiencies. Our customer markets remain subdued, however, limiting the scope for revenue and profit growth.

Reed Elsevier 2012 Results     9

Operating and financial review

Exhibitions

	£ Year ended 31 December				€ Year ended 31 December				Change at	Underlying
	2012 £m	2011 £m	Change		2012 €m	2011 €m	Change		constant currencies	growth rates
Revenue	854	707	+21%		1,051	813	+29%		+25%	+15%

Adjusted operating profit	210	167	+26%		258	192	+34%		+30%	+20%
Adjusted operating margin	24.6%	23.6%	+1.0	%pts	24.6%	23.6%	+1.0	%pts

Exhibitions performed strongly in 2012, driven by strong growth in the US and Japan, moderate growth in Europe, and double digit growth in most emerging markets. We continued to invest throughout the year, launching 30 new shows in total, and we strengthened our position in high growth markets through partnerships and targeted acquisitions.

Underlying revenues grew +15% (+7% excluding biennial event cycling), and underlying adjusted operating profits grew +20%.

In the US and Japan underlying revenues grew strongly, and growth in emerging markets was well into double digits. In Europe good growth from a number of core events helped to offset some softness in southern European markets, resulting in moderate underlying revenue growth overall.

During 2012 we launched 30 new events, primarily in high growth sectors and geographies, and completed a number of targeted acquisitions. In Brazil we took full ownership of our joint venture, Alcantara Machado, and expanded into hospitality and logistics, and in Turkey we created a new joint venture with Tüyap, the country’s leading event organiser.

2012 adjusted operating profit margins improved by 1.0 percentage points, reflecting both process efficiencies and the positive impact of biennial event cycling.

During the year we continued to roll out global platforms and processes across geographies and sectors. Our integrated web event platform is now used by more than 70% of events, driving customer satisfaction and providing customer insight. Innovative products and services are enhancing the value proposition for exhibitors by broadening their range of options.

2013 Outlook: In 2013 we expect good growth in the US and Japan, limited growth in Europe, and strong growth in other markets. However 2013 will be a biennial cycling out year, reducing underlying revenue growth by 5-6 percentage points.

Reed Elsevier 2012 Results     10

Combined financial information

FINANCIAL REVIEW

REED ELSEVIER COMBINED BUSINESSES

Reported figures

	£			€			Change at	Underlying
	2012 £m	2011 £m	Change	2012 €m	2011 €m	Change	constant currencies	growth rates
Reported figures
Revenue	6,116	6,002	+2%	7,523	6,902	+9%	+3%	+4%
Operating profit	1,358	1,205	+13%	1,670	1,386	+20%	+13%
Profit before tax	1,187	948	+25%	1,460	1,090	+34%	+26%
Net profit	1,069	760	+41%	1,315	874	+50%	+40%
Net borrowings	3,127	3,433		3,846	4,119

(The reported figures include amortisation of acquired intangible assets, acquisition related costs, disposals and other non operating items, related tax effects, exceptional prior year tax credits (in 2012 only) and movements in deferred tax assets and liabilities that are not expected to crystallise in the near term. Adjusted figures that exclude these items are used by Reed Elsevier as additional performance measures and are discussed later below. Underlying growth rates are calculated at constant currencies, and exclude the results of all acquisitions and disposals made in both the year and prior year and assets held for sale. Constant currency growth rates are based on 2011 full year average and hedge exchange rates.)

Revenue was £6,116m/€7,523m (2011: £6,002m/€6,902m), up 2% expressed in sterling and up 9% in euros. At constant currencies, revenue was up 3%. Underlying revenue growth was 4%, or 3% excluding the net cycling in of biennial exhibitions.

Reported operating profit, after amortisation of acquired intangible assets and acquisition related costs, was £1,358m/€1,670m (2011: £1,205m/€1,386m) reflecting the improved trading performance described in the Operating Review.

The amortisation charge in respect of acquired intangible assets, including the share of amortisation in joint ventures, amounted to £329m/€405m (2011: £359m/€413m). Acquisition related costs were £21m/€26m (2011: £52m/€59m), reflecting the completion of the ChoicePoint integration programme in 2011. Disposals and other non operating gains were £45m/€56m (2011 losses: £21m/€25m) principally arising from business divestments, in particular Totaljobs, offset by property charges relating to disposed businesses.

Net finance costs were lower at £216m/€266m (2011: £235m/€270m), including the benefit of term debt refinancing.

The reported profit before tax was £1,187m/€1,460m (2011: £948m/€1,090m). The reported tax charge was £113m/€139m (2011: £181m/€208m). This includes an exceptional prior year tax credit of £96m/€118m resulting from the resolution of a number of significant prior year tax matters. On the basis of its size and nature the tax credit has been excluded from adjusted net profit. The reported net profit attributable to the parent companies’ shareholders was £1,069m/€1,315m (2011: £760m/€874m).

Reed Elsevier 2012 Results     11

Combined financial information

Adjusted figures

	£			€			Change at	Underlying
	2012 £m	2011 £m	Change	2012 €m	2011 €m	Change	constant currencies	growth rates
Adjusted figures
Operating profit	1,713	1,626	+5%	2,107	1,870	+13%	+6%	+6%
Operating margin	28.0%	27.1%		28.0%	27.1%
Profit before tax	1,497	1,391	+8%	1,841	1,600	+15%	+8%
Net profit	1,138	1,060	+7%	1,400	1,219	+15%	+8%
Operating cash flow	1,603	1,515	+6%	1,972	1,742	+13%	+7%
Operating cash flow conversion	94%	93%		94%	93%

(Reed Elsevier uses adjusted figures as additional performance measures. Reconciliations between the reported and adjusted figures are set out in note 4 to the combined financial information.)

Adjusted operating profit was £1,713m/€2,107m (2011: £1,626m/€1,870m), up 5% expressed in sterling and up 13% in euros. At constant currencies, adjusted operating profits were up 6%. Underlying growth was also up 6%. Profit performance across the business is described in the Operating Review.

Total operating costs increased by 2% at constant currencies, including acquisitions and disposals. Underlying costs were up 4%, reflecting volume growth as well as organic investment in new product development and sales & marketing, partly offset by continued improvements in process efficiency.

The overall adjusted operating margin at 28.0% was 0.9 percentage points higher than in the prior year. This included a 0.5 percentage point benefit to margin from portfolio change and a 0.1 percentage point benefit from the multi-year journal subscription currency hedging programme net of other currency translation effects.

The net pension expense, before the net pension financing credit, was £89m/€110m (2011: £96m/€110m), including settlement and curtailment credits of £20m/€25m (2011: £9m/€10m). The net pension financing credit was £25m/€31m (2011: £34m/€39m) reflecting the increase in scheme liabilities at the beginning of the year compared with a year before and lower expected asset returns.

Adjusted profit before tax was £1,497m/€1,841m (2011: £1,391m/€1,600m), up 8% expressed in sterling and up 15% in euros. At constant currencies, adjusted profit before tax was up 8% reflecting the increase in adjusted operating profits and a lower net interest expense.

The effective tax rate on adjusted profit before tax at 23.6% was 0.3 percentage points higher than in the prior year, resulting from the geographic mix of the net increase in pre-tax profits. The effective tax rate excludes an exceptional prior year tax credit of £96m/€118m, movements in deferred taxation assets and liabilities that are not expected to crystallise in the near term, and includes the benefit of tax amortisation where available on acquired goodwill and intangible assets. This more closely aligns with cash tax costs over the longer term. Adjusted operating profits and taxation are grossed up for the equity share of taxes in joint ventures.

The application of tax law and practice is subject to some uncertainty and amounts are provided in respect of this. Discussions with tax authorities relating to cross border transactions and other matters are ongoing. Although the outcome of open items cannot be predicted, no significant impact on the financial position of Reed Elsevier is expected.

The adjusted net profit attributable to shareholders of £1,138m/€1,400m (2011: £1,060m/€1,219m) was up 7% expressed in sterling and up 15% in euros, and up 8% at constant currencies.

Reed Elsevier 2012 Results     12

Combined financial information

Cash flows

Adjusted operating cash flow was £1,603m/€1,972m (2011: £1,515m/€1,742m), up 6% expressed in sterling, up 13% in euros, and up 7% at constant currencies. The rate of conversion of adjusted operating profits into cash flow was 94% (2011: 93%).

Capital expenditure included within adjusted operating cash flow was £333m/€409m (2011: £350m/€403m), including £263m/€323m (2011: £265m/€305m) in respect of capitalised development costs included within internally generated intangible assets. This reflects the sustained investment in new products and related infrastructure, particularly in the Legal business. Depreciation and the amortisation of capitalised development costs was £227m/€279m (2011: £207m/€238m).

Free cash flow – after interest and taxation – was £1,098m/€1,351m (2011: £1,062m/€1,221m) before acquisition related spend and cash flows relating to exceptional restructuring programmes from prior years. The increase compared with the prior year is after higher taxes paid of £281m/€346m (2011: £218m/€251m), reflecting the improved profitability and the utilisation of prior year tax losses in 2011.

Payments made in respect of acquisition related costs amounted to £37m/€45m (2011: £38m/€44m). Payments in respect of the exceptional restructuring programmes from prior years were £25m/€30m (2011: £52m/€60m), principally relating to property costs.

Free cash flow before dividends was £1,075m/€1,324m (2011: £977m/€1,123m). Ordinary dividends paid to shareholders in the year, being the 2011 final and 2012 interim dividends, amounted to £521m/€641m (2011: £497m/€572m). Free cash flow after dividends was £554m/€683m (2011: £480m/€551m).

Cash spend on acquisitions and other investments was £323m/€398m, including deferred consideration of £30m/€37m on past acquisitions.

Gross cash proceeds from disposals amounted to £242m/€298m, including £7m/€9m from the sale of non-controlling interests. Net proceeds, before tax, amounted to £160m/€197m, after related separation and transaction costs, additional pension scheme contributions, and working capital and other adjustments in respect of prior year transactions. Net tax recovered in respect of disposals was £26m/€32m (2011: tax paid £5m/€6m).

Share repurchases by the parent companies in 2012 were £250m/€308m (2011: nil), with a further £100m/€123m repurchased in 2013 as at 27 February. No shares of the parent companies were purchased by the employee benefit trust (2011: nil). Net proceeds from the exercise of share options were £48m/€59m (2011: £9m/€10m).

Debt

Net borrowings at 31 December 2012 were £3,127m/€3,846m, a decrease of £306m/€273m since 31 December 2011. Excluding currency translation effects, net debt decreased by £199m/€245m, with acquisitions and share repurchases funded from free cash flow and proceeds from divestments. Expressed in US dollars, net borrowings at 31 December 2012 were $5,079m, a decrease of $246m in the year.

Reed Elsevier 2012 Results     13

Combined financial information

Gross borrowings after fair value adjustments, at 31 December 2012 amounted to £3,892m/€4,787m (2011: £4,282m/€5,138m). The fair value of related derivative assets was £124m/€153m (2011: £123m/€148m). Cash balances totalled £641m/€788m (2011: £726m/€871m).

As at 31 December 2012, after taking into account interest rate and currency derivatives, a total of 59% of Reed Elsevier’s gross borrowings were at fixed rates with a weighted average remaining life of 5.6 years and interest rate of 6.1%. Taking into account cash balances and the fair value of derivatives, as at 31 December 2012, 74% of Reed Elsevier’s net borrowings were at fixed rates.

Net pension obligations, ie pension obligations less pension assets, at 31 December 2012 were £466m/€573m (2011: £242m/€290m) including a net deficit of £306m/€376m (2011: £87m/€104m) in respect of funded schemes. The increased deficit reflects an increase in liabilities following a reduction in discount rates over the year.

The ratio of net debt to EBITDA (adjusted earnings before interest, tax, depreciation and amortisation) for the year ended 31 December 2012 was 1.7x (2011: 1.8x), and 2.2x (2011: 2.3x) on a pensions and lease adjusted basis.

Liquidity

During 2012, the second of two one year extension options was exercised on the $2.0bn committed bank facility, extending the maturity to June 2015. This back up facility provides security of funding for short term debt.

In September 2012, €550m of fixed rate term debt with a maturity of eight years was issued at a coupon of 2.5% (before taking into account fixed to floating interest rate swaps) and the proceeds used to pre-finance the €600m 6.5% coupon term debt maturing in April 2013. In October and November 2012, $561m of fixed rate term debt with a maturity of ten years was issued at a coupon of 3.125%. Related to this transaction, $299m of fixed rate term debt maturing in January 2014 and January 2019, with a weighted average coupon of 8.4%, was exchanged for $311m of the newly issued term debt and cash payments of $75m. The remaining cash proceeds were used to reduce short term commercial paper borrowings ahead of the January 2014 bond maturity.

The strong free cash flow of the business, the available resources and back up facilities, and Reed Elsevier’s ability to access debt capital markets are expected to provide sufficient liquidity to repay or refinance borrowings as they mature.

Invested capital and returns

The gross capital employed at 31 December 2012 was £11,338m/€13,946m (2011: £11,968m/€14,362m) after adding back cumulative amortisation and impairment of acquired intangible assets and goodwill. The decrease of £630m in sterling principally reflects currency effects and the increase in net pension obligations. The decrease of €416m in euros includes a more limited currency translation effect.

The post-tax return on average invested capital in the year was 11.9% (2011: 11.2%). This is based on adjusted operating profits for the year, less tax at the effective rate, and the average of the gross capital employed at the beginning and end of the year, retranslated at the average exchange rates, adjusted to exclude the gross up to goodwill in respect of deferred tax liabilities established on acquisitions in relation to intangible assets. The increase in the return reflects the improved trading performance and capital efficiency.

Reed Elsevier 2012 Results     14

Combined financial information

PARENT COMPANIES

	Reed Elsevier PLC			Reed Elsevier NV			Change at constant currencies
	2012 pence	2011 pence	Change	2012 €	2011 €	Change
Reported earnings per share	46.0p	32.4p	+42%	€0.90	€0.59	+53%
Adjusted earnings per share	50.1p	46.7p	+7%	€0.95	€0.83	+14%	+8%
Ordinary dividend per share	23.0p	21.55p	+7%	€0.467	€0.436	+7%

The reported earnings per share for Reed Elsevier PLC shareholders was 46.0p (2011: 32.4p) and for Reed Elsevier NV shareholders was €0.90 (2011: €0.59), reflecting the improved trading performance, disposal gains and the exceptional prior year tax credit (in 2012 only).

Adjusted earnings per share were up 7% at 50.1p (2011: 46.7p) and up 14% at €0.95 (2011: €0.83) for Reed Elsevier PLC and Reed Elsevier NV respectively. At constant currencies, the adjusted earnings per share of both companies increased by 8%.

The equalised final dividends proposed by the respective boards are 17.0p per share for Reed Elsevier PLC and €0.337 per share for Reed Elsevier NV, up 7% and 3% respectively against the prior year final dividends. This gives total dividends for the year of 23.0p (2011: 21.55p) and €0.467 (2011: €0.436), both up 7%. (The difference in growth rates in the equalised final dividends, and in the earlier interim dividends, reflects changes in the euro:sterling exchange rate since the respective prior year dividend announcement dates.)

Dividend cover, based on adjusted earnings per share and the total interim and proposed final dividends for the year, is 2.2 times (2011: 2.2x) for Reed Elsevier PLC and 2.0 times (2011: 1.9x) for Reed Elsevier NV. The dividend policy of the parent companies is, subject to currency considerations, to grow dividends broadly in line with adjusted earnings per share whilst maintaining dividend cover (being the number of times the annual dividend is covered by the adjusted earnings per share) of at least two times over the longer term.

Between September and December 2012, 23.3m Reed Elsevier PLC shares and 12.7m Reed Elsevier NV shares (excluding R shares) were repurchased to mitigate the earnings per share dilution from divestments. As at 31 December 2012, shares in issue for Reed Elsevier PLC and Reed Elsevier NV respectively amounted to 1,186.6m and 682.4m (excluding R shares). A further 8.1m Reed Elsevier PLC and 4.7m Reed Elsevier NV shares have been repurchased in January and February 2013.

Reed Elsevier 2012 Results     15

Combined financial information

REED ELSEVIER FINANCIAL AND OPERATIONAL HIGHLIGHTS

Reed Elsevier accounting policies are in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union and as issued by the International Accounting Standards Board, and are set out on pages 88 to 93 of the Reed Elsevier Annual Reports and Financial Statements 2011. Financial information is presented in both sterling and euros. The interpretations and amendments to IFRS effective for 2012 have not had a significant impact on Reed Elsevier’s accounting policies or reporting.

Amendments to IAS19 – Employee Benefits (effective for the 2013 financial year)

With effect from 1 January 2013, IAS19 – Employee Benefits (revised) inter alia changes the methodology to be used in the calculation of the net pension financing credit or charge in relation to defined benefit pension schemes. Under the revised standard, pension asset returns included within the net pension financing credit or charge are to be calculated by reference to the discount rate of high quality corporate bonds (being also the discount rate applied in the calculation of pension obligations) and no longer based on the expected returns on scheme assets. Typically the effect will be to reduce the asset returns recognised in the income statement. As required under the revised standard, comparatives will be restated accordingly.

Adoption of IAS19 (revised) will have no impact on Reed Elsevier’s combined balance sheet or cash flows. The net pension financing credit or charge will, with effect from 1 January 2013, be presented within net finance costs in Reed Elsevier’s combined income statement, rather than within operating profit as currently reported. Given that the revised standard may introduce greater volatility to the income statement, following adoption on 1 January 2013 the net pension financing credit or charge will be excluded from the adjusted earnings figures used by Reed Elsevier as additional performance measures.

Had IAS19 (revised) and related presentation been in effect for the 2012 financial year, operating profit for the year to 31 December 2012 would have been £25m/€31m lower (2011: £34m/€39m) and net finance costs would have been higher by £11m/€14m (2011: £9m/€10m). On an adjusted basis, profit before tax would have been £25m/€31m lower (2011: £34m/€39m). The balance sheet and cash flows would have been unchanged.

Reed Elsevier 2012 Results     16

Combined financial information

PRINCIPAL RISKS

The principal risks facing Reed Elsevier arise from the highly competitive and rapidly changing nature of our markets, the increasingly technological nature of our products and services, the international nature of our operations, legislative, fiscal and regulatory developments, and economic conditions in our markets. Certain businesses could also be affected by the impact on publicly funded and other customers of changes in funding and by cyclical pressures on advertising and promotional spending or through the availability of alternative free sources of information.

Reed Elsevier has established risk management practices that are embedded into the operations of the businesses, based on the framework in internal control issued by the Committee of Sponsoring Organisations of the Treadway Commission (COSO), and are reviewed by the Audit Committees and Boards. Important specific risks that have been identified and are being addressed include:

•	Demand for our products and services may be impacted by factors such as the economic environment in the US, Europe and other major economies, and government funding.

•

Our products and services are largely comprised of intellectual property content delivered through a variety of media. We rely on trademark, copyright, patent and other intellectual property laws to establish and protect our proprietary rights in these products and services. There is a risk that our proprietary rights could be challenged, limited, invalidated or circumvented which may impact demand for and pricing of our products and services.

•

A number of our businesses rely extensively upon content and data from external sources. Data is obtained from public records, governmental authorities, customers and other information companies, including competitors. The disruption or loss of data sources, because of changes in the law or because data suppliers decide not to supply them, could adversely affect our products and services if we were unable to arrange for substitute sources in a timely manner or at all.

•

Our scientific, technical and medical (STM) primary publications, like those of most of our competitors, are principally published on a paid subscription basis. There is debate in the government, academic and library communities, which are the principal customers for our STM publications, regarding whether such publications should be funded instead through fees charged to authors and from governmental and other subsidies or made freely available after a period following publication. If these methods of STM publishing are widely adopted or mandated, it could adversely affect our revenue from paid subscription publications.

•

Reed Elsevier’s businesses are dependent on the continued acceptance by our customers of our products and services and the value placed on them. Failure to meet evolving customer needs could impact demand for our products and consequently adversely affect our revenue.

•

Our businesses operate in highly competitive markets. These markets continue to change in response to technological innovations, changing legislation, regulatory changes, the entrance of new competitors and other factors. Failure to anticipate market trends could impact the competitiveness of our products and services and consequently adversely affect our revenue.

•

From time to time, we acquire businesses to strengthen our portfolio. If we are unable to generate the anticipated benefits such as revenue growth, synergies and/or cost savings associated with these acquisitions this could adversely affect our return on invested capital and financial condition.

Reed Elsevier 2012 Results     17

Combined financial information

•

Our businesses are dependent on electronic platforms and networks, primarily the internet, for delivery of products and services. They could be adversely affected if our electronic delivery platforms and networks experience a significant failure, interruption, or security breach.

•

Our businesses maintain databases and information online, including personal information. Breaches of our data security or failure to comply with applicable legislation or regulatory or contractual requirements could damage our reputation and expose us to risk of loss or litigation and increased regulation.

•

Our organisational and operational structures have increased dependency on outsourced and offshored functions. Poor performance or failure of third parties to whom we have outsourced activities could adversely affect our business performance, reputation and financial condition.

•

The implementation and execution of our strategies and business plans depend on our ability to recruit, motivate and retain high quality people. We compete globally and across business sectors for talented management and skilled individuals, particularly those with technology and data analytics capabilities. Inability to recruit, motivate or retain such people could adversely affect our business performance.

•

We operate a number of pension schemes around the world. Historically the largest schemes have been of the defined benefit type in the UK, the US and the Netherlands. The assets and obligations associated with those defined benefit pension schemes are particularly sensitive to changes in the market values of assets and the market related assumptions used to value scheme liabilities. Adverse changes to inter alia asset values, discount rates or inflation could increase future pension costs and funding requirements.

•

Our businesses operate worldwide and our earnings are subject to taxation in many differing jurisdictions and at differing rates. We seek to organise our affairs in a tax efficient manner, taking account of the jurisdictions in which we operate. However, tax laws that apply to Reed Elsevier businesses may be amended by the relevant authorities or interpreted differently which could adversely affect our reported results.

•

The Reed Elsevier combined financial statements are expressed in pounds sterling and are subject to movements in exchange rates on the translation of the financial information of businesses whose operational currencies are other than sterling. The US is our most important market and, accordingly, significant fluctuations in the US dollar exchange rate could significantly affect our reported results.

•	Macro economic, political and market conditions may adversely affect the availability of short and long term funding, volatility of interest rates, currency exchange rates and inflation.

•

As a world leading provider of professional information solutions to the scientific, technical & medical, risk solutions & business information, legal and exhibition markets we are expected to adhere to high standards of independence and ethical conduct. A breach of generally accepted ethical business standards could adversely affect our business performance, reputation and financial condition.

•

Reed Elsevier and its businesses have an impact on the environment, principally through the use of energy and water, waste generation and, in our supply chain, through our paper use and print and production technologies. Failure to manage our environmental impact could adversely affect our reputation.

Reed Elsevier 2012 Results     18

Combined financial information

Condensed combined income statement

For the year ended 31 December 2012

	£		€
	2012 £m	2011 £m	2012 €m	2011 €m
Revenue	6,116	6,002	7,523	6,902
Cost of sales	(2,139)	(2,126)	(2,631)	(2,445)

Gross profit	3,977	3,876	4,892	4,457
Selling and distribution costs	(1,015)	(1,075)	(1,249)	(1,236)
Administration and other expenses	(1,628)	(1,626)	(2,002)	(1,870)

Operating profit before joint ventures	1,334	1,175	1,641	1,351
Share of results of joint ventures	24	30	29	35

Operating profit	1,358	1,205	1,670	1,386

Finance income	16	17	20	20
Finance costs	(232)	(252)	(286)	(290)

Net finance costs	(216)	(235)	(266)	(270)

Disposals and other non operating items	45	(22)	56	(26)

Profit before tax	1,187	948	1,460	1,090
Taxation	(113)	(181)	(139)	(208)

Net profit for the year	1,074	767	1,321	882

Attributable to:
Parent companies’ shareholders	1,069	760	1,315	874
Non-controlling interests	5	7	6	8

Net profit for the year	1,074	767	1,321	882

Adjusted profit figures are presented in notes 2 and 4 as additional performance measures.

Condensed combined statement of comprehensive income

For the year ended 31 December 2012

	£		€
	2012 £m	2011 £m	2012 €m	2011 €m
Net profit for the year	1,074	767	1,321	882
Exchange differences on translation of foreign operations	(136)	32	(102)	107
Actuarial losses on defined benefit pension schemes	(329)	(113)	(405)	(130)
Fair value movements on available for sale investments	—	(1)	—	(1)
Transfer to net profit on disposal of available for sale investments	11	—	14	—
Fair value movements on cash flow hedges	70	(24)	86	(28)
Transfer to net profit from cash flow hedge reserve (net of tax)	21	37	26	43
Tax recognised directly in equity	88	42	108	48

Other comprehensive (expense)/income for the year	(275)	(27)	(273)	39

Total comprehensive income for the year	799	740	1,048	921

Attributable to:
Parent companies’ shareholders	794	733	1,042	913
Non-controlling interests	5	7	6	8

Total comprehensive income for the year	799	740	1,048	921

Reed Elsevier 2012 Results     19

Combined financial information

Condensed combined statement of cash flows

For the year ended 31 December 2012

	£		€
	2012 £m	2011 £m	2012 € m	2011 €m
Cash flows from operating activities
Cash generated from operations	1,847	1,735	2,272	1,995
Interest paid	(231)	(247)	(284)	(284)
Interest received	7	12	9	14
Tax paid (net)	(216)	(218)	(266)	(251)

Net cash from operating activities	1,407	1,282	1,731	1,474

Cash flows from investing activities
Acquisitions	(316)	(481)	(389)	(553)
Purchases of property, plant and equipment	(70)	(85)	(86)	(98)
Expenditure on internally developed intangible assets	(263)	(265)	(323)	(305)
Purchase of investments	(7)	(10)	(9)	(11)
Proceeds from disposals of property, plant and equipment	7	7	9	8
Gross proceeds of other disposals	235	101	289	116
Payments on other disposals	(82)	(21)	(101)	(24)
Dividends received from joint ventures	20	33	25	38

Net cash used in investing activities	(476)	(721)	(585)	(829)

Cash flows from financing activities
Dividends paid to shareholders of the parent companies	(521)	(497)	(641)	(572)
Distributions to non-controlling interests	(4)	(9)	(5)	(10)
(Decrease)/increase in short term bank loans, overdrafts and commercial paper	(434)	210	(534)	241
Issuance of other loans	592	—	728	—
Repayment of other loans	(437)	(248)	(538)	(285)
Repayment of finance leases	(4)	(22)	(5)	(25)
Disposal/(acquisition) of non-controlling interests	7	(48)	9	(55)
Repurchase of ordinary shares	(250)	—	(308)	—
Proceeds on issue of ordinary shares	48	9	59	10

Net cash used in financing activities	(1,003)	(605)	(1,235)	(696)

Decrease in cash and cash equivalents	(72)	(44)	(89)	(51)

Movement in cash and cash equivalents
At start of year	726	742	871	868
Decrease in cash and cash equivalents	(72)	(44)	(89)	(51)
Exchange translation differences	(13)	28	6	54

At end of year	641	726	788	871

Adjusted operating cash flow figures are presented in note 4 as additional performance measures.

Reed Elsevier 2012 Results     20

Combined financial information

Condensed combined statement of financial position

As at 31 December 2012

	£		€
	2012 £m	2011 £m	2012 € m	2011 €m
Non-current assets
Goodwill	4,545	4,729	5,591	5,675
Intangible assets	3,275	3,494	4,028	4,192
Investments in joint ventures	100	124	123	149
Other investments	79	64	97	77
Property, plant and equipment	264	288	325	346
Deferred tax assets	79	212	97	254
Derivative financial instruments	138	—	170	—

	8,480	8,911	10,431	10,693

Current assets
Inventories and pre-publication costs	159	190	196	228
Trade and other receivables	1,380	1,483	1,697	1,780
Derivative financial instruments	57	149	70	179
Cash and cash equivalents	641	726	788	871

	2,237	2,548	2,751	3,058

Assets held for sale	297	44	365	53

Total assets	11,014	11,503	13,547	13,804

Current liabilities
Trade and other payables	2,544	2,657	3,129	3,188
Derivative financial instruments	11	69	14	83
Borrowings	730	982	898	1,178
Taxation	603	677	742	813
Provisions	30	39	37	47

	3,918	4,424	4,820	5,309

Non-current liabilities
Borrowings	3,162	3,300	3,889	3,960
Deferred tax liabilities	919	1,236	1,130	1,483
Net pension obligations	466	242	573	290
Provisions	139	87	171	105

	4,686	4,865	5,763	5,838

Liabilities associated with assets held for sale	96	17	118	21

Total liabilities	8,700	9,306	10,701	11,168

Net assets	2,314	2,197	2,846	2,636

Capital and reserves
Combined share capitals	223	223	274	268
Combined share premiums	2,727	2,723	3,354	3,268
Combined shares held in treasury	(899)	(663)	(1,106)	(796)
Translation reserve	(23)	88	161	297
Other combined reserves	252	(199)	121	(431)

Combined shareholders’ equity	2,280	2,172	2,804	2,606
Non-controlling interests	34	25	42	30

Total equity	2,314	2,197	2,846	2,636

Approved by the boards of Reed Elsevier PLC and Reed Elsevier NV, 27 February 2013.

Reed Elsevier 2012 Results     21

Combined financial information

Condensed combined statement of changes in equity

For the year ended 31 December 2012

	Combined shareholders’ equity						£

	Combined share capitals	Combined share premiums	Combined shares held in treasury	Translation reserve	Other combined reserves	Total	Non- controlling interests	Total equity
	£m	£m	£m	£m	£m	£m	£m	£m
Balance at 1 January 2011	224	2,754	(677)	29	(387)	1,943	27	1,970
Total comprehensive income for the year	—	—	—	32	701	733	7	740
Dividends paid	—	—	—	—	(497)	(497)	(9)	(506)
Issue of ordinary shares, net of expenses	—	9	—	—	—	9	—	9
Increase in share based remuneration reserve	—	—	—	—	27	27	—	27
Settlement of share awards	—	—	7	—	(7)	—	—	—
Acquisitions	—	—	—	—	—	—	5	5
Acquisition of non-controlling interests	—	—	—	—	(43)	(43)	(5)	(48)
Exchange differences on translation of capital and reserves	(1)	(40)	7	27	7	—	—	—

Balance at 1 January 2012	223	2,723	(663)	88	(199)	2,172	25	2,197
Total comprehensive (expense)/income for the year	—	—	—	(136)	930	794	5	799
Dividends paid	—	—	—	—	(521)	(521)	(4)	(525)
Issue of ordinary shares, net of expenses	1	47	—	—	—	48	—	48
Repurchase of ordinary shares	—	—	(250)	—	—	(250)	—	(250)
Increase in share based remuneration reserve	—	—	—	—	31	31	—	31
Settlement of share awards	—	—	7	—	(7)	—	—	—
Acquisitions	—	—	—	—	—	—	9	9
Disposal of non-controlling interests	—	—	—	—	6	6	1	7
Exchange differences on translation of capital and reserves	(1)	(43)	7	25	12	—	(2)	(2)

Balance at 31 December 2012	223	2,727	(899)	(23)	252	2,280	34	2,314

Reed Elsevier 2012 Results     22

Combined financial information

Condensed combined statement of changes in equity

For the year ended 31 December 2012

	Combined shareholders’ equity						€

	Combined share capitals €m	Combined share premiums €m	Combined shares held in treasury €m	Translation reserve €m	Other combined reserves €m	Total €m	Non- controlling interests €m	Total equity €m
Balance at 1 January 2011	262	3,222	(792)	229	(648)	2,273	32	2,305
Total comprehensive income for the year	—	—	—	107	806	913	8	921
Dividends paid	—	—	—	—	(572)	(572)	(10)	(582)
Issue of ordinary shares, net of expenses	—	10	—	—	—	10	—	10
Increase in share based remuneration reserve	—	—	—	—	31	31	—	31
Settlement of share awards	—	—	8	—	(8)	—	—	—
Acquisitions	—	—	—	—	—	—	6	6
Acquisition of non-controlling interests	—	—	—	—	(49)	(49)	(6)	(55)
Exchange differences on translation of capital and reserves	6	36	(12)	(39)	9	—	—	—

Balance at 1 January 2012	268	3,268	(796)	297	(431)	2,606	30	2,636
Total comprehensive (expense)/income for the year	—	—	—	(102)	1,144	1,042	6	1,048
Dividends paid	—	—	—	—	(641)	(641)	(5)	(646)
Issue of ordinary shares, net of expenses	1	58	—	—	—	59	—	59
Repurchase of ordinary shares	—	—	(308)	—	—	(308)	—	(308)
Increase in share based remuneration reserve	—	—	—	—	38	38	—	38
Settlement of share awards	—	—	9	—	(9)	—	—	—
Acquisitions	—	—	—	—	—	—	11	11
Disposal of non-controlling interests	—	—	—	—	8	8	1	9
Exchange differences on translation of capital and reserves	5	28	(11)	(34)	12	—	(1)	(1)

Balance at 31 December 2012	274	3,354	(1,106)	161	121	2,804	42	2,846

Reed Elsevier 2012 Results     23

Notes to the combined financial information

1	Basis of preparation

The Reed Elsevier condensed combined financial information (“the combined financial information”) represents the combined interests of the Reed Elsevier PLC and Reed Elsevier NV shareholders and encompasses the businesses of Reed Elsevier Group plc and Elsevier Reed Finance BV and their respective subsidiaries, associates and joint ventures, together with the two parent companies, Reed Elsevier PLC and Reed Elsevier NV (“Reed Elsevier” or “the combined businesses”).

The combined financial information, presented in condensed form, has been abridged from the audited combined financial statements for the year ended 31 December 2012, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union and as issued by the International Accounting Standards Board and on which the auditors have issued an unqualified opinion. The Reed Elsevier accounting policies under IFRS are set out in the Reed Elsevier Annual Reports and Financial Statements 2011 on pages 88 to 93. The combined financial information has been prepared in accordance with those accounting policies. Financial information is presented in both sterling and euros.

The directors of Reed Elsevier PLC and Reed Elsevier NV, having made appropriate enquiries, consider that adequate resources exist for the combined businesses to continue in operational existence for the foreseeable future and that, therefore, it is appropriate to adopt the going concern basis in preparing the combined financial information for the year ended 31 December 2012.

Reed Elsevier 2012 Results     24

Notes to the combined financial information

2	Segment analysis

Reed Elsevier’s reported segments are based on the internal reporting structure and financial information provided to the Chief Executive Officer and Boards.

Reed Elsevier is a world leading provider of professional information solutions organised as five business segments: Scientific, Technical & Medical, providing information and tools to help its customers improve scientific and healthcare outcomes; Risk Solutions, providing tools that combine proprietary, public and third-party information with advanced technology and analytics; Business Information, providing data services, information and marketing solutions to business professionals; Legal, providing legal, tax, regulatory news & business information to legal, corporate, government, accounting and academic markets; and Exhibitions, organising exhibitions and conferences.

Adjusted operating profit is the key segmental profit measure used by Reed Elsevier in assessing performance. Adjusted operating profit is defined as operating profit before the amortisation of acquired intangible assets, the share of profit on disposals in joint ventures, acquisition related costs, and is grossed up to exclude the equity share of taxes in joint ventures. Adjusted operating profit is reconciled to operating profit in note 4.

Revenue

	£		€
	2012 £m	2011 £m	2012 € m	2011 €m
Business segment
Scientific, Technical & Medical	2,063	2,058	2,538	2,367
Risk Solutions	926	908	1,139	1,044
Business Information	663	695	815	799
Legal	1,610	1,634	1,980	1,879
Exhibitions	854	707	1,051	813

Total	6,116	6,002	7,523	6,902

Geographical origin
North America	3,122	3,103	3,840	3,569
United Kingdom	966	947	1,188	1,089
The Netherlands	611	616	752	708
Rest of Europe	788	783	969	900
Rest of world	629	553	774	636

Total	6,116	6,002	7,523	6,902

Geographical market
North America	3,154	3,219	3,879	3,702
United Kingdom	442	485	544	558
The Netherlands	165	189	203	217
Rest of Europe	1,176	1,095	1,447	1,259
Rest of world	1,179	1,014	1,450	1,166

Total	6,116	6,002	7,523	6,902

Reed Elsevier 2012 Results     25

Notes to the combined financial information

2	Segment analysis (continued)

Adjusted operating profit

	£		€
	2012 £m	2011 £m	2012 € m	2011 €m
Business segment
Scientific, Technical & Medical	780	768	960	883
Risk Solutions	392	362	482	416
Business Information	119	110	146	127
Legal	234	229	288	263
Exhibitions	210	167	258	192

Subtotal	1,735	1,636	2,134	1,881
Corporate costs	(47)	(44)	(58)	(50)
Unallocated net pension financing credit	25	34	31	39

Total	1,713	1,626	2,107	1,870

Operating profit

	£		€
	2012 £m	2011 £m	2012 € m	2011 €m
Business segment
Scientific, Technical & Medical	706	695	868	799
Risk Solutions	281	181	346	208
Business Information	76	68	93	78
Legal	146	144	180	166
Exhibitions	171	132	210	152

Subtotal	1,380	1,220	1,697	1,403
Corporate costs	(47)	(49)	(58)	(56)
Unallocated net pension financing credit	25	34	31	39

Total	1,358	1,205	1,670	1,386

The unallocated net pension financing credit of £25m/€31m (2011: £34m/€39m) comprises the expected return on pension scheme assets of £221m/€272m (2011: £235m/€270m) less interest on pension scheme liabilities of £196m/€241m (2011: £201m/€231m).

Reed Elsevier 2012 Results     26

Notes to the combined financial information

3	Combined statement of cash flows

Reconciliation of operating profit before joint ventures to cash generated from operations

	£		€
	2012 £m	2011 £m	2012 € m	2011 €m
Operating profit before joint ventures	1,334	1,175	1,641	1,351
Amortisation of acquired intangible assets	328	355	404	408
Amortisation of internally developed intangible assets	151	132	186	152
Depreciation of property, plant and equipment	76	75	93	86
Share based remuneration	31	27	38	31

Total non cash items	586	589	721	677

Movement in working capital	(73)	(29)	(90)	(33)

Cash generated from operations	1,847	1,735	2,272	1,995

Reconciliation of net borrowings

	£
	Cash & cash equivalents £m	Borrowings £m	Related derivative financial instruments £m	2012 £m	2011 £m
At start of year	726	(4,282)	123	(3,433)	(3,455)
Decrease in cash and cash equivalents	(72)	—	—	(72)	(44)
Decrease in borrowings	—	283	—	283	60

Change in net borrowings resulting from cash flows	(72)	283	—	211	16

Borrowings in acquired businesses	—	—	—	—	(18)
Inception of finance leases	—	(13)	—	(13)	(8)
Fair value and other adjustments	—	(4)	5	1	8
Exchange translation differences	(13)	124	(4)	107	24

At end of year	641	(3,892)	124	(3,127)	(3,433)

	€
	Cash & cash equivalents €m	Borrowings € m	Related derivative financial instruments €m	2012 € m	2011 €m
At start of year	871	(5,138)	148	(4,119)	(4,043)
Decrease in cash and cash equivalents	(89)	—	—	(89)	(51)
Decrease in borrowings	—	349	—	349	69

Change in net borrowings resulting from cash flows	(89)	349	—	260	18

Borrowings in acquired businesses	—	—	—	—	(21)
Inception of finance leases	—	(16)	—	(16)	(9)
Fair value and other adjustments	—	(5)	6	1	9
Exchange translation differences	6	23	(1)	28	(73)

At end of year	788	(4,787)	153	(3,846)	(4,119)

Net borrowings comprise cash and cash equivalents, loan capital, finance leases, promissory notes, bank and other loans, and those derivative financial instruments that are used to hedge the fair value of fixed rate borrowings.

Reed Elsevier 2012 Results     27

Notes to the combined financial information

3	Combined statement of cash flows (continued)

Borrowings by year of repayment

	£		€
	2012 £m	2011 £m	2012 € m	2011 €m
Within 1 year	730	982	898	1,178

Within 1 to 2 years	650	621	799	745
Within 2 to 3 years	181	727	223	873
Within 3 to 4 years	400	189	492	227
Within 4 to 5 years	359	401	442	481
After 5 years	1,572	1,362	1,933	1,634

After 1 year	3,162	3,300	3,889	3,960

Total	3,892	4,282	4,787	5,138

Short term bank loans, overdrafts and commercial paper were backed up at 31 December 2012 by a $2,000m (£1,231m/€1,514m) committed bank facility maturing in June 2015, which was undrawn.

Reed Elsevier 2012 Results     28

Notes to the combined financial information

4	Adjusted figures

Reed Elsevier uses adjusted figures as additional performance measures. Adjusted figures are stated before the amortisation of acquired intangible assets, acquisition related costs, disposal gains and losses and other non operating items, related tax effects, exceptional prior year tax credits (in 2012 only) and movements in deferred taxation assets and liabilities that are not expected to crystallise in the near term and include the benefit of tax amortisation where available on acquired goodwill and intangible assets. Adjusted operating profit is also grossed up to exclude the equity share of taxes in joint ventures. Acquisition related costs relate to acquisition integration, professional and other transaction related fees, and adjustments to deferred and contingent consideration. Adjusted operating cash flow is measured after net capital expenditure and dividends from joint ventures but before payments in relation to prior year exceptional restructuring programmes and acquisition related costs. Adjusted figures are derived as follows:

	£		€
	2012 £m	2011 £m	2012 € m	2011 €m
Operating profit	1,358	1,205	1,670	1,386
Adjustments:
Amortisation of acquired intangible assets	329	359	405	413
Acquisition related costs	21	52	26	59
Share of disposal profit in joint ventures	—	(1)	—	(1)
Reclassification of tax in joint ventures	5	11	6	13

Adjusted operating profit	1,713	1,626	2,107	1,870

Profit before tax	1,187	948	1,460	1,090
Adjustments:
Amortisation of acquired intangible assets	329	359	405	413
Acquisition related costs	21	52	26	59
Reclassification of tax in joint ventures	5	11	6	13
Disposals and other non operating items	(45)	21	(56)	25

Adjusted profit before tax	1,497	1,391	1,841	1,600

Net profit attributable to parent companies’ shareholders	1,069	760	1,315	874
Adjustments (post-tax):
Amortisation of acquired intangible assets	336	355	413	408
Acquisition related costs	16	33	20	38
Disposals and other non operating items	(103)	16	(127)	19
Exceptional prior year tax credit	(96)	—	(118)	—
Deferred tax credits on acquired intangible assets not expected to crystallise in the near term	(84)	(104)	(103)	(120)

Adjusted net profit attributable to parent companies’ shareholders	1,138	1,060	1,400	1,219

Cash generated from operations	1,847	1,735	2,272	1,995
Dividends received from joint ventures	20	33	25	38
Purchases of property, plant and equipment	(70)	(85)	(86)	(98)
Proceeds from disposals of property, plant and equipment	7	7	9	8
Expenditure on internally developed intangible assets	(263)	(265)	(323)	(305)
Payments relating to exceptional restructuring costs	25	52	30	60
Payments relating to acquisition related costs	37	38	45	44

Adjusted operating cash flow	1,603	1,515	1,972	1,742

Reed Elsevier 2012 Results     29

Notes to the combined financial information

5	Pension schemes

The amount recognised in the statement of financial position in respect of defined benefit pension schemes at the start and end of the year and the movements during the year were as follows:

	£		€
	2012 £m	2011 £m	2012 € m	2011 €m
At start of year	(242)	(170)	(290)	(199)
Service cost (including settlement and curtailment credits of £20m/€25m (2011: £9m/€10m))	(43)	(57)	(53)	(65)
Interest on pension scheme liabilities	(196)	(201)	(241)	(231)
Expected return on scheme assets	221	235	272	270
Actuarial losses	(329)	(113)	(405)	(130)
Contributions by employer	116	66	143	76
Exchange translation differences	7	(2)	1	(11)

At end of year	(466)	(242)	(573)	(290)

The net pension deficit comprises:

	£		€
	2012 £m	2011 £m	2012 € m	2011 €m
Fair value of scheme assets	3,806	3,634	4,682	4,361
Defined benefit obligations of funded schemes	(4,112)	(3,721)	(5,058)	(4,465)

Net deficit of funded schemes	(306)	(87)	(376)	(104)
Defined benefit obligations of unfunded schemes	(160)	(155)	(197)	(186)

Net deficit	(466)	(242)	(573)	(290)

6	Provisions

The amount recognised in the statement of financial position in respect of provisions at the start and end of the year and the movements during the year were as follows:

	£		€
	2012 £m	2011 £m	2012 € m	2011 €m
At start of year	126	159	152	186
Transfer	22	—	27	—
Charged	62	16	76	18
Utilised	(36)	(49)	(45)	(56)
Exchange translation differences	(5)	—	(2)	4

At end of year	169	126	208	152

The amount as at 31 December 2012 comprises property provisions of £164m/€202m (2011: £109m/€131m), relating to sub-lease shortfalls and guarantees given in respect of certain property leases, and restructuring provisions of £5m/€6m (2011: £17m/€21m). The charge in 2012 of £62m/€76m (2011: £16m/€18m) relates to property exposures on disposed businesses.

7	Exchange translation rates

In preparing the combined financial information the following exchange rates have been applied:

	Income statement		Statement of financial position
	2012	2011	2012	2011
Euro to sterling	1.23	1.15	1.23	1.20
US dollars to sterling	1.59	1.60	1.62	1.55
US dollars to euro	1.29	1.39	1.32	1.29

Reed Elsevier 2012 Results     30

Reed Elsevier PLC

Summary financial information

Condensed consolidated income statement

For the year ended 31 December 2012

	£
	2012 £m	2011 £m
Administrative expenses	(2)	(2)
Effect of tax credit equalisation on distributed earnings	(14)	(13)
Share of results of joint ventures	561	404

Operating profit	545	389
Finance income	1	1

Profit before tax	546	390
Taxation	6	(1)

Net profit attributable to ordinary shareholders	552	389

Condensed consolidated statement of comprehensive income

For the year ended 31 December 2012

	£
	2012 £m	2011 £m
Net profit attributable to ordinary shareholders	552	389
Share of joint ventures’ other comprehensive expense for the year	(146)	(14)

Total comprehensive income for the year	406	375

Earnings per ordinary share

For the year ended 31 December 2012

£
	2012 pence	2011 pence
Basic earnings per share	46.0p	32.4p
Diluted earnings per share	45.4p	32.1p

Adjusted profit and earnings per share figures are presented in note 2 as additional performance measures.

Reed Elsevier 2012 Results     31

Reed Elsevier PLC

Summary financial information

Condensed consolidated statement of cash flows

For the year ended 31 December 2012

	£
	2012 £m	2011 £m
Cash flows from operating activities
Cash used by operations	(2)	(2)
Interest received	1	1
Tax paid	(2)	(1)

Net cash used in operating activities	(3)	(2)

Cash flows from investing activities
Dividends received from joint ventures	694	600

Net cash from investing activities	694	600

Cash flows from financing activities
Equity dividends paid	(264)	(248)
Proceeds on issue of ordinary shares	33	8
Repurchase of ordinary shares	(143)	—
Increase in net funding balances due from joint ventures	(317)	(358)

Net cash used in financing activities	(691)	(598)

Movement in cash and cash equivalents	—	—

Condensed consolidated statement of financial position

As at 31 December 2012

	£
	2012 £m	2011 £m
Non-current assets
Investments in joint ventures	1,207	1,158

Total assets	1,207	1,158

Current liabilities
Taxation	1	9

Total liabilities	1	9

Net assets	1,206	1,149

Capital and reserves
Called up share capital	181	180
Share premium account	1,208	1,176
Shares held in treasury (including in joint ventures)	(447)	(308)
Capital redemption reserve	4	4
Translation reserve	87	159
Other reserves	173	(62)

Total equity	1,206	1,149

Approved by the board of directors, 27 February 2013.

Reed Elsevier 2012 Results     32

Reed Elsevier PLC

Summary financial information

Condensed consolidated statement of changes in equity

For the year ended 31 December 2012

	£
	Share capital £m	Share premium £m	Shares held in treasury £m	Capital redemption reserve £m	Translation reserve £m	Other reserves £m	Total equity £m
Balance at 1 January 2011	180	1,168	(312)	4	142	(154)	1,028
Total comprehensive income for the year	—	—	—	—	17	358	375
Equity dividends paid	—	—	—	—	—	(248)	(248)
Issue of ordinary shares, net of expenses	—	8	—	—	—	—	8
Share of joint ventures’ settlement of share awards by the employee benefit trust	—	—	4	—	—	(4)	—
Share of joint ventures’ increase in share based remuneration reserve	—	—	—	—	—	14	14
Share of joint ventures’ acquisition of non-controlling interests	—	—	—	—	—	(23)	(23)
Equalisation adjustments	—	—	—	—	—	(5)	(5)

Balance at 1 January 2012	180	1,176	(308)	4	159	(62)	1,149
Total comprehensive (expense)/income for the year	—	—	—	—	(72)	478	406
Equity dividends paid	—	—	—	—	—	(264)	(264)
Issue of ordinary shares, net of expenses	1	32	—	—	—	—	33
Repurchase of ordinary shares	—	—	(143)	—	—	—	(143)
Share of joint ventures’ increase in share based remuneration reserve	—	—	—	—	—	16	16
Share of joint ventures’ settlement of share awards by the employee benefit trust	—	—	4	—	—	(4)	—
Share of joint ventures’ disposal of non-controlling interests	—	—	—	—	—	3	3
Equalisation adjustments	—	—	—	—	—	6	6

Balance at 31 December 2012	181	1,208	(447)	4	87	173	1,206

Reed Elsevier 2012 Results     33

Reed Elsevier PLC

Summary financial information

Notes to the summary financial information

1	Basis of preparation

The Reed Elsevier PLC share of the Reed Elsevier combined results has been calculated on the basis of the 52.9% economic interest of the Reed Elsevier PLC shareholders in the Reed Elsevier combined businesses, after taking account of the results arising in Reed Elsevier PLC and its subsidiary undertakings.

The summary financial information, presented in condensed form, has been abridged from the consolidated financial statements for the year ended 31 December 2012, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union and as issued by the International Accounting Standards Board, and are set out on page 148 of the Reed Elsevier Annual Reports and Financial Statements 2011. The auditors have reported on the consolidated financial statements of Reed Elsevier PLC. Their report was unqualified, did not draw attention to any matters of emphasis, and did not contain statements under s498(2) or (3) of the United Kingdom Companies Act 2006.

The directors of Reed Elsevier PLC, having made appropriate enquiries, consider that adequate resources exist for the group to continue in operational existence for the foreseeable future and that, therefore, it is appropriate to adopt the going concern basis in preparing the summary financial information for the year ended 31 December 2012.

2	Adjusted figures

Adjusted profit and earnings per share figures are used as additional performance measures. Adjusted earnings per share is based upon the Reed Elsevier PLC shareholders’ 52.9% economic interest in the adjusted net profit attributable of the Reed Elsevier combined businesses, which is reconciled to the reported figures in note 4 to the combined financial information. The adjusted figures are derived as follows:

	£
	Net profit attributable to ordinary shareholders		Basic earnings per share
	2012 £m	2011 £m	2012 pence	2011 pence
Reported figures	552	389	46.0p	32.4p
Effect of tax credit equalisation on distributed earnings	14	13	1.1p	1.0p

Net profit attributable to ordinary shareholders based on 52.9% economic interest in the Reed Elsevier combined businesses	566	402	47.1p	33.4p
Share of adjustments in joint ventures	36	159	3.0p	13.3p

Adjusted figures	602	561	50.1p	46.7p

3	Dividends

Dividends declared in the year

	2012 pence	2011 pence	2012 £m	2011 £m
Ordinary shares
Final for prior financial year	15.9p	15.0p	191	180
Interim for financial year	6.0p	5.65p	73	68

Total	21.9p	20.65p	264	248

The Directors of Reed Elsevier PLC have proposed a final dividend per ordinary share of 17.0p (2011: 15.9p). The cost of the final dividend, if approved by shareholders, is expected to be £202m. No liability has been recognised at the statement of financial position date. The Reed Elsevier PLC final dividend as approved will be paid on 23 May 2013, with ex-dividend and record dates of 1 May 2013 and 3 May 2013 respectively. Dividends paid to Reed Elsevier PLC and Reed Elsevier NV shareholders are, other than in special circumstances, equalised at the gross level inclusive of the UK tax credit received by certain Reed Elsevier PLC shareholders. The equalisation adjustment equalises the benefit of the tax credit between the two sets of shareholders in accordance with the equalisation agreement.

Reed Elsevier 2012 Results     34

Reed Elsevier PLC

Summary financial information

3	Dividends (continued)

Dividends paid and proposed relating to the financial year

	2012 pence	2011 pence
Ordinary shares
Interim (paid)	6.0p	5.65p
Final (proposed)	17.0p	15.90p

Total	23.0p	21.55p

4	Share capital and treasury shares

	2012			2011
	Shares in issue millions	Treasury shares millions	Shares in issue net of treasury shares millions	Shares in issue net of treasury shares millions
Number of ordinary shares
At start of year	1,250.9	(48.3)	1,202.6	1,200.4
Issue of ordinary shares	6.7	—	6.7	1.6
Repurchase of ordinary shares	—	(23.3)	(23.3)	—
Net release of shares by the employee benefit trust	—	0.6	0.6	0.6

At end of year	1,257.6	(71.0)	1,186.6	1,202.6

Average number of ordinary shares during the year			1,200.6	1,202.0

5	Contingent liabilities and related party transactions

There are contingent liabilities in respect of borrowings of joint ventures guaranteed jointly and severally by Reed Elsevier PLC and Reed Elsevier NV amounting to £3,595m at 31 December 2012 (2011: £3,920m).

There have been no significant related party transactions that have had a material impact on the performance or financial position of Reed Elsevier PLC in the year ended 31 December 2012.

Reed Elsevier 2012 Results     35

Reed Elsevier NV

Summary financial information

Condensed consolidated income statement

For the year ended 31 December 2012

	€
	2012 € m	2011 €m
Administrative expenses	(2)	(2)
Share of results of joint ventures	654	420

Operating profit	652	418
Finance income	8	20

Profit before tax	660	438
Taxation	(2)	(1)

Net profit attributable to ordinary shareholders	658	437

Condensed consolidated statement of comprehensive income

For the year ended 31 December 2012

	€
	2012 € m	2011 €m
Net profit attributable to ordinary shareholders	658	437
Share of joint ventures’ other comprehensive (expense)/income for the year	(137)	20

Total comprehensive income for the year	521	457

Earnings per ordinary share

For the year ended 31 December 2012

	€
	2012 €	2011 €
Basic earnings per share	€0.90	€0.59
Diluted earnings per share	€0.89	€0.59

Adjusted profit and earnings per share figures are presented in note 2 as additional performance measures.

Reed Elsevier 2012 Results     36

Reed Elsevier NV

Summary financial information

Condensed consolidated statement of cash flows

For the year ended 31 December 2012

	€
	2012 € m	2011 €m
Cash flows from operating activities
Cash used by operations	(5)	(3)
Interest received	6	20
Tax paid	(2)	(5)

Net cash (used in)/from operating activities	(1)	12

Cash flows from investing activities
Dividends received from joint ventures	754	—

Net cash from investing activities	754	—

Cash flows from financing activities
Equity dividends paid	(319)	(289)
Proceeds on issue of ordinary shares	18	2
Repurchase of shares	(141)	—
(Increase)/decrease in net funding balances due from joint ventures	(313)	275

Net cash used in financing activities	(755)	(12)

Movement in cash and cash equivalents	(2)	—

Condensed consolidated statement of financial position

As at 31 December 2012

	€
	2012 € m	2011 €m
Non-current assets
Investments in joint ventures	1,455	1,359
Current assets
Amounts due from joint ventures	4	2
Cash and cash equivalents	1	3

	5	5

Total assets	1,460	1,364

Current liabilities
Payables	7	10
Taxation	51	51

Total liabilities	58	61

Net assets	1,402	1,303

Capital and reserves
Share capital issued	54	54
Paid-in surplus	2,189	2,171
Shares held in treasury (including in joint ventures)	(571)	(432)
Translation reserve	(42)	6
Other reserves	(228)	(496)

Total equity	1,402	1,303

Approved by the Combined Board of directors, 27 February 2013.

Reed Elsevier 2012 Results     37

Reed Elsevier NV

Summary financial information

Condensed consolidated statement of changes in equity

For the year ended 31 December 2012

	€
	Share capital	Paid-in surplus	Shares held in treasury	Translation reserve	Other reserves	Total equity
	€m	€m	€m	€m	€m	€m
Balance at 1 January 2011	54	2,169	(433)	(51)	(602)	1,137
Total comprehensive income for the year	—	—	—	54	403	457
Equity dividends paid	—	—	—	—	(289)	(289)
Issue of ordinary shares, net of expenses	—	2	—	—	—	2
Share of joint ventures’ settlement of share awards by the employee benefit trust	—	—	4	—	(4)	—
Share of joint ventures’ increase in share based remuneration reserve	—	—	—	—	16	16
Share of joint ventures’ acquisition of non-controlling interests	—	—	—	—	(25)	(25)
Equalisation adjustments	—	—	—	—	5	5
Exchange translation differences	—	—	(3)	3	—	—

Balance at 1 January 2012	54	2,171	(432)	6	(496)	1,303
Total comprehensive (expense)/income for the year	—	—	—	(51)	572	521
Equity dividends paid	—	—	—	—	(319)	(319)
Issue of ordinary shares, net of expenses	—	18	—	—	—	18
Repurchase of shares	—	—	(141)	—	—	(141)
Share of joint ventures’ increase in share based remuneration reserve	—	—	—	—	19	19
Share of joint ventures’ settlement of share awards by the employee benefit trust	—	—	5	—	(5)	—
Share of joint ventures’ disposal of non-controlling interests	—	—	—	—	4	4
Equalisation adjustments	—	—	—	—	(3)	(3)
Exchange translation differences	—	—	(3)	3	—	—

Balance at 31 December 2012	54	2,189	(571)	(42)	(228)	1,402

Reed Elsevier 2012 Results     38

Reed Elsevier NV

Summary financial information

Notes to the summary financial information

1	Basis of preparation

The Reed Elsevier NV share of the Reed Elsevier combined results has been calculated on the basis of the 50% economic interest of the Reed Elsevier NV shareholders in the Reed Elsevier combined businesses, after taking account of the results arising in Reed Elsevier NV and its subsidiary undertakings.

The summary financial information, presented in condensed form, has been abridged from the consolidated financial statements for the year ended 31 December 2012, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union and as issued by the International Accounting Standards Board, and are set out on pages 168 to 169 of the Reed Elsevier Annual Reports and Financial Statements 2011. The auditors have reported on the consolidated financial statements of Reed Elsevier NV. Their report was unqualified, did not draw attention to any matters of emphasis, and did not contain statements under Article 2:395 of the Netherlands Civil Code.

The Combined Board of Reed Elsevier NV, having made appropriate enquiries, considers that adequate resources exist for the group to continue in operational existence for the foreseeable future and that, therefore, it is appropriate to adopt the going concern basis in preparing the summary financial information for the year ended 31 December 2012.

2	Adjusted figures

Adjusted profit and earnings per share figures are used as additional performance measures. Adjusted earnings per share is based upon the Reed Elsevier NV shareholders’ 50% economic interest in the adjusted net profit attributable of the Reed Elsevier combined businesses, which is reconciled to the reported figures in note 4 to the combined financial information. The adjusted figures are derived as follows:

	€
	Net profit attributable to ordinary shareholders		Basic earnings per share
	2012 € m	2011 €m	2012 €	2011 €
Reported figures	658	437	€0.90	€0.59
Share of adjustments in joint ventures	42	173	€0.05	€0.24

Adjusted figures	700	610	€0.95	€0.83

3	Dividends

Dividends declared in the year

	€
	2012 €	2011 €	2012 € m	2011 €m
Ordinary shares
Final for prior financial year	€0.326	€0.303	228	212
Interim for financial year	€0.130	€0.110	91	77

Total	€0.456	€0.413	319	289

R shares	—	—	—	—

The Directors of Reed Elsevier NV have proposed a final dividend per ordinary share of €0.337 (2011: €0.326). The cost of the final dividend, if approved by shareholders, is expected to be €232m. No liability has been recognised at the statement of financial position date. The Reed Elsevier NV final dividend as approved will be paid on 23 May 2013, with ex-dividend dates of 30 April 2013 and 1 May 2013 and a record date of 3 May 2013. Dividends paid to Reed Elsevier PLC and Reed Elsevier NV shareholders are, other than in special circumstances, equalised at the gross level inclusive of the UK tax credit received by certain Reed Elsevier PLC shareholders. The equalisation adjustment equalises the benefit of the tax credit between the two sets of shareholders in accordance with the equalisation agreement.

Reed Elsevier 2012 Results     39

Reed Elsevier NV

Summary financial information

3	Dividends (continued)

Dividends paid and proposed relating to the financial year

	€
	2012 €	2011 €
Ordinary shares
Interim (paid)	€0.130	€0.110
Final (proposed)	€0.337	€0.326

Total	€0.467	€0.436

R shares	—	—

4	Share capital and treasury shares

	2012				2011
	Shares in issue millions	Treasury shares millions	R shares in issue millions	Ordinary share equivalents net of treasury shares millions	Ordinary share equivalents net of treasury shares millions
Number of ordinary shares or equivalents
At start of year	724.1	(31.3)	43.0	735.8	735.2
Issue of ordinary shares	1.9	—	—	1.9	0.2
Repurchase of ordinary and R shares	—	(13.3)	—	(13.3)	—
Net release of shares by the employee benefit trust	—	0.4	—	0.4	0.4

At end of year	726.0	(44.2)	43.0	724.8	735.8

Average number of equivalent ordinary shares during the year				734.0	735.3

The average number of equivalent ordinary shares takes into account the R shares in the company held by a subsidiary of Reed Elsevier PLC, which represent a 5.8% indirect interest in the company’s share capital.

5	Contingent liabilities and related party transactions

There are contingent liabilities in respect of borrowings of joint ventures guaranteed jointly and severally by Reed Elsevier NV and Reed Elsevier PLC amounting to €4,422m at 31 December 2012 (2011: €4,704m).

There have been no significant related party transactions that have had a material impact on the performance or financial position of Reed Elsevier NV in the year ended 31 December 2012.

Reed Elsevier 2012 Results     40

Additional information for

US investors

Summary financial information in US dollars

This summary financial information in US dollars is a simple translation of the Reed Elsevier combined financial information into US dollars at the rates of exchange set out in note 7 to the combined financial information. The financial information provided below is prepared in accordance with accounting principles as used in the preparation of the Reed Elsevier combined financial information. It does not represent a restatement under US Generally Accepted Accounting Principles (“US GAAP”), which would be different in some significant respects.

Combined income statement

	$
	2012 US$m	2011 US$m
Revenue	9,724	9,603
Operating profit	2,159	1,928
Profit before tax	1,887	1,517
Net profit attributable to parent companies’ shareholders	1,700	1,216

Adjusted operating profit	2,724	2,602
Adjusted profit before tax	2,380	2,226
Adjusted net profit attributable to parent companies’ shareholders	1,809	1,696

Basic earnings per American Depositary Share (ADS)	US$	US$
Reed Elsevier PLC (Each ADS comprises four ordinary shares)	$2.93	$2.07
Reed Elsevier NV (Each ADS comprises two ordinary shares)	$2.32	$1.64
Adjusted earnings per American Depositary Share (ADS)
Reed Elsevier PLC (Each ADS comprises four ordinary shares)	$3.19	$2.99
Reed Elsevier NV (Each ADS comprises two ordinary shares)	$2.45	$2.31

Adjusted earnings per American Depositary Share is based on Reed Elsevier PLC shareholders’ 52.9% and Reed Elsevier NV shareholders’ 50% respective shares of the adjusted net profit attributable of the Reed Elsevier combined businesses. Adjusted figures are presented as additional performance measures and are reconciled to the reported figures at their sterling and euro amounts in note 4 to the combined financial information and in note 2 to the summary financial information of the respective parent companies.

Combined statement of cash flows

	$
	2012 US$m	2011 US$m
Net cash from operating activities	2,237	2,052
Net cash used in investing activities	(757)	(1,154)
Net cash used in financing activities	(1,594)	(968)

Decrease in cash and cash equivalents	(114)	(70)

Adjusted operating cash flow	2,549	2,424

Reed Elsevier 2012 Results     41

Additional information for

US investors

Combined statement of financial position

	$
	2012 US$m	2011 US$m
Non-current assets	13,738	13,812
Current assets	3,624	3,949
Assets held for sale	481	68

Total assets	17,843	17,829

Current liabilities	6,347	6,857
Non-current liabilities	7,591	7,541
Liabilities associated with assets held for sale	156	26

Total liabilities	14,094	14,424

Net assets	3,749	3,405

Reed Elsevier 2012 Results     42

Investor Information

Notes for Editors

Reed Elsevier Group plc is a world leading provider of professional information solutions. The group employs more than 30,000 people, including more than 15,000 in North America. Reed Elsevier Group plc is owned equally by two parent companies, Reed Elsevier PLC and Reed Elsevier NV; the combined market capitalisation of the two parent companies is approximately £15bn/€17bn. Their shares are traded on the London, Amsterdam and New York Stock Exchanges using the following ticker symbols: London: REL; Amsterdam: REN; New York: RUK and ENL.

The Reed Elsevier Annual Reports and Financial Statements 2012 will be available on the Reed Elsevier website at www.reedelsevier.com from 12 March 2013. Copies of the Annual Reports and Financial Statements 2012 are expected to be posted to shareholders in Reed Elsevier PLC on 25 March 2013, and will be available to shareholders in Reed Elsevier NV on request. Copies of the 2012 Results Announcement are available to the public on the Reed Elsevier website and from the respective companies:

Reed Elsevier PLC 1-3 Strand London WC2N 5JR United Kingdom	Reed Elsevier NV Radarweg 29 1043 NX Amsterdam The Netherlands